Exhibit 99.1

Jameson Inns, Inc.	PRESS RELEASE

8 Perimeter Center East, Suite 8050    Atlanta, Georgia 30346    (770) 481-0305    FAX (770) 901-9550

FOR IMMEDIATE RELEASE

November 15, 2004
Investor Relations Contacts:
	EPOCH Financial	(888) 917-5109
	Todd Atenhan	tatenhan@epochfinancial.com
	Valerie Kimball	vkimball@epochfinancial.com

Jameson Inns, Inc. Reports

•	Third Quarter 2004 Financial Results

•	RevPAR Increases

•	High Speed Internet Roll-out

•	Signature Refurbishment and Conversion Underway

ATLANTA—Jameson Inns, Inc. (NASDAQ:JAMS), owner and operator of Jameson Inn and Signature Inn hotels, today announced financial results for the quarter ended September 30, 2004.

Recent Highlights

•	Overall RevPAR increased 4.9%. Jameson Inn Brand RevPAR increased 8.9%.

•	The Company has completed the rollout of high speed internet access at 26 of its hotels.

•	Three of the Signature Inn refurbishment and conversions to the Jameson Inn name are underway and are expected to be completed near the end of 2004.

•	The Company has completed the redemption of the Series A and Series S preferred stock.

Third Quarter Financial Results

The Company reported net income from continuing operations of $2.0 million for the quarter ended September 30, 2004 compared to net income from continuing operations of $1.4 million compared to third quarter 2003 pro forma.

The Company reported a net loss from discontinued operations of $2.7 million, for the quarter, the majority of which was the result of an impairment loss of $4.3 million on five Signature Inns classified as held for sale, offset by the tax benefit related to discontinued operations of $1.7 million. In 2003, the discontinued operations resulted in net income of $444,000. The Company’s preferred dividends of $1.0 million were less than in 2003 due to the redemption of the preferred stock on August 26, 2004. As a result of this redemption, the Company recorded a loss on redemption of approximately $16.0 million. The net loss attributable to common stockholders of $17.7 million in the third quarter of 2004 is greater than the loss of $1.0 million in 2003 primarily due to the loss from discontinued operations and the loss on the redemption of the preferred stock in 2004.

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“We are pleased with the results of our continuing operations, especially the performance of our Jameson Inns. Our focus now is to build on this positive momentum as we refurbish and convert our Signature Inns to Jameson Inns, complete the rollout of internet access to the remaining hotels and continue to push forward on our frequent stay program which we plan to launch later this year”, stated Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc.

The 2003 unaudited pro forma comparisons referred to through-out this press release assume the Company’s acquisition of Kitchin Hospitality, LLC occurred on January 1, 2003. These unaudited pro forma results of operations do not purport to represent what the Company’s actual results of operations would have been if the acquisition had occurred on January 1, 2003 and should not serve as a forecast of the Company’s results for future periods. Additionally, these pro forma results of operations exclude any adjustments related to the Company’s common stock offering on July 26, 2004 and redemption of preferred stock on August 25, 2004.

Nine-Month Financial Results

The Company reported a net loss from continuing operations of $3.0 million for the nine months ended September 30, 2004 compared to net income from continuing operations of $1.9 million in the nine months ended September 30, 2003 pro forma. This decrease is primarily due to the lease termination costs of approximately $9.0 million recorded in the first quarter of 2004 related to the Company’s acquisition of Kitchin Hospitality, offset by the tax benefit of approximately $1.4 million recorded due to the change in taxable status from a real estate investment trust (“REIT”) to a taxable C-corporation effective January 1, 2004 and the 2.4% increase in RevPAR for the Inns included in continuing operations.

For the nine months ended September 30, 2004, the net loss from discontinued operations was $3.0 million, the majority of which was the result of an impairment loss of $4.3 million on five Signature Inns classified as held for sale offset by the tax benefit related to discontinued operations of $1.9 million. In 2003, the discontinued operations resulted in net income of $1.2 million. The Company’s preferred dividends of $4.4 million were less than in 2003 due to the redemption of the preferred stock on August 26, 2004. As a result of this redemption, the Company also booked a loss on redemption of approximately $16.0 million. The net loss attributable to common stockholders of approximately $26.4 million in 2004 is greater than the loss of $3.6 million in 2003 due to the lease termination costs, the loss from discontinued operations and the loss on the redemption of the preferred stock in 2004.

As a result of the acquisition of Kitchin Hospitality, the former lessee of the Company’s properties, lease termination costs of approximately $9.0 million were expensed in first quarter 2004. Effective January 1, 2004, the Company relinquished its status as a REIT for federal income tax purposes and became a taxable C-corporation. As a REIT, the Company did not record income taxes or related deferred taxes for financial reporting purposes. A deferred tax benefit of approximately $1.4 million was recorded to establish its initial deferred tax asset resulting from the difference in basis of its assets and liabilities for financial reporting and income tax purposes as a result of the change in taxable status.

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Reconciliation of Net Loss to EBITDA

The Company considers EBITDA to be an indicator of operating performance because it can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA is defined as income before interest expense, income tax expense, preferred stock dividends, depreciation and amortization and certain non-recurring items. The lease termination costs incurred in the first quarter 2004 meet the definition of “non-recurring” in relevant SEC guidelines.

This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the Company’s overall financial performance. The Company’s calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(dollars in thousands)
Net loss attributable to common stockholders	$(17,719)	$(1,038)	$(26,353)	$(3,583)
Depreciation (1)	3,326	4,311	10,752	13,533
Lease termination	—	—	8,954	—
Interest expense(1)	2,868	3,223	8,768	9,705
Income tax benefit(1)	(463)	—	(3,320)	—
Preferred dividends	1,037	1,667	4,372	5,002
Loss on redemption of preferred stock	15,955	—	15,955	—

EBITDA	$5,004	$8,163	$19,128	$24,657

The items listed below have not been included in the above calculation of EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(dollars in thousands)
Gains on disposal of real estate	$(445)	$(20)	$(767)	$(59)
Acquisition costs	—	725	—	725
Early extinguishments of mortgage notes	23	9	32	116
Impairment losses	4,393	—	4,393	—
Stock based compensation expense	102	101	297	327
Straight line rent adjustment (2)	102	—	102	—

	$4,175	$815	$4,057	$1,109

(1)	Including amounts related to discontinued operations.
(2)	Adjustment recorded to straight line the ground lease.

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Operating Results

During third quarter 2004, the Company earned revenues from continuing operations of approximately $23.1 million compared to pro forma revenues of approximately $23.0 million in third quarter 2003. This increase is due to increases in occupancy and ADR, offset by fewer rooms available.

•	The Jameson Inn occupancy rate increased to 59.7% during third quarter 2004 from 57.4% in the same period in 2003. ADR on the Jameson Inn brand increased 4.7% in the third quarter 2004 as compared to the same period in 2003. The increase in occupancy and ADR resulted in a RevPAR increase of 8.9%.

•	The Signature Inn occupancy rates decreased to 49.5% in third quarter 2004 from 52.5% in third quarter 2003. ADR on the Signature Inn brand decreased to $66.13 during the third quarter 2004 from $66.91 in the third quarter 2003, a decrease of 1.2%. The decline in occupancy and ADR resulted in a RevPAR decline of 6.9%.

•	Overall, combined Jameson and Signature RevPAR increased 4.9%.

During the first nine months of 2004, the Company’s revenues were approximately $64.2 million compared to pro forma revenues of approximately $63.9 million for the first nine months of 2003. This increase is due to a slight increase in occupancy and an increase in ADR.

•	During the first nine months of 2004, the occupancy rate for the Jameson Inn brand increased to 57.2% from 55.8% during the first nine months of 2003. ADR on the Jameson Inn brand increased approximately 2.1% in the first nine months of 2004 compared to the same period in 2003. The increase in occupancy and ADR resulted in a 4.6% increase in RevPAR.

•	During the first nine months of 2004, the Signature Inn brand increased ADR to $66.06 from $65.07 in the first nine months of 2003, an increase of 1.5%. Occupancy rates for Signature decreased to 42.4% in the first nine months of 2004 from 45.2% in the first nine months of 2003. The decline in occupancy and the increase in ADR resulted in a RevPAR decline of 4.7%.

•	Overall, combined Jameson and Signature RevPAR increased 2.4%.

High Speed Internet Access

The Company plans to add free wireless high speed internet access at the majority of the Jameson Inn and Signature Inn hotels. Installation is currently underway, using state-of-the-art wireless network technology designed to provide broadband speed plus quick and easy access, all in a secure environment.

“One of the most critical factors in our technology selection process was the assurance that every guest could connect to the internet with the ease, and in a very secure environment,” said D. Anthony Maness, Chief Information Officer of Jameson Inns. The Company is positioning the service as a guest amenity, allowing every customer to connect without charge during their stay.

Thomas W. Kitchin added, “We are not charging for this service. We are meeting the demand of our customers and adding real value to their stay.”

Maness said installation is complete at 26 hotels. The rollout schedule calls for wireless high speed to be in the majority of the hotels by the end of the year. Customers who want to verify whether the service is available at a specific location can call 1-800-JAMESON.

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Signature Refurbishment and Conversion Underway

The Company has begun the project of refurbishment and converting the Signature Inns to Jameson Inns, beginning with the three properties in the Southeast with the closest proximity to Jameson Inns. The Signature Inn in Knoxville, Tennessee and the two in Louisville, Kentucky are expected to be completed near the end of this year. The Company has decided to sell some of the Signature Inns rather than to convert them. Eight of the twenty-three Signature Inns have recently been listed for sale. The properties listed for sale are Inns that the Company does not believe would have as high a return on the investment necessary to refurbish and convert as the other Signature Inn properties. During the quarter, the Company recorded an impairment loss of $4.3 million on five of the eight Signature Inns classified as held for sale.

Inns

At September 30, 2004, the Company owned and operated 113 Inns, of which 90 are Jameson Inns, located predominantly in the southeastern United States and 23 are Signature Inns, located predominantly in the mid-western United States. The Company licenses the use of the Jameson Inn brand to the owners of twelve other Jameson Inns.

The Company’s 113 owned and 12 franchised Inns are located in the following fourteen states:

	Jameson Inns		Signature Inns		Combined
State	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Percentage of Total Rooms
Georgia	31	1,598	—	—	31	1,598	19.4%
Indiana	—	—	14	1,518	14	1,518	18.5%
Alabama	18	960	—	—	18	960	11.7%
Tennessee	11	656	1	124	12	780	9.5%
N. Carolina	14	676	—	—	14	676	8.2%
S. Carolina	10	574	—	—	10	574	7.0%
Florida	6	390	—	—	6	390	4.7%
Illinois	—	—	3	371	3	371	4.5%
Mississippi	6	348	—	—	6	348	4.2%
Kentucky	1	67	2	238	3	305	3.7%
Ohio	—	—	2	250	2	250	3.1%
Louisiana	3	213	—	—	3	213	2.6%
Virginia	2	122	—	—	2	122	1.5%
Iowa	—	—	1	119	1	119	1.4%

Total	102	5,604	23	2,620	125	8,224	100.0%

Earnings Conference Call

As previously announced, the Company’s third quarter earnings conference call is scheduled for 11:00 am EST today, November 15, 2004. A simultaneous webcast of the conference call is available by accessing the Investor Relations section of the Company’s website at www.jamesoninns.com. To listen to the call, dial 877-462-0700 (domestic) or 706-679-3971 (international) and ask for the Jameson Inns, Inc. third quarter earnings conference call hosted by Mr. Tom Kitchin. A replay of the conference call will be available for thirty days following the call on www.jamesoninns.com and by telephone until November 19, 2004 by calling 800-642-1687 (domestic) or 706-645-9291 (international) and requesting conference ID 1835791.

For reservations or more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

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Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

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Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended September 30,
	Pro Forma
	2004	2003		2003
Lodging revenues	$22,941,785		$22,916,634	$—
Lease revenues	—		—	9,709,319
Other income	130,767		106,381	—

Total revenues	23,072,552		23,023,015	9,709,319
Direct lodging expenses	11,800,054		11,320,513	—
Property and other taxes and insurance	1,291,950		1,320,717	1,320,717
Depreciation	3,082,866		3,988,419	3,980,075
Corporate general and administrative	1,640,985		1,310,388	649,450
Acquisition costs	—		—	724,602
Early extinguishment of mortgage notes	22,597		9,249	9,249

Total expenses	17,838,452		17,949,286	6,684,093

Income from operations	5,234,100		5,073,729	3,025,226

Interest expense	2,556,695		2,840,242	2,840,242
Loss on impairment of real estate	50,000		—	—
Gain on sale of property and equipment	663,051		—	—

Income before income taxes and discontinued operations	3,290,456		2,233,487	184,984
Income tax expense	(1,279,903)		(868,826)	—

Net income from continuing operations	2,010,553		1,364,661	184,984
Income from discontinued operations	81,793		—	424,110
Loss on impairment of real estate	(4,343,729)		—	—
(Loss) gain on sale of discontinued operations	(217,909)		—	20,165
Income tax benefit related to discontinued operations	1,742,661		—	—

Net (loss) income from discontinued operations	(2,737,184)		—	444,275

Net (loss) income	(726,631)		1,364,661	629,259
Preferred stock dividends	1,037,357		1,667,190	1,667,190
Loss on redemption of preferred stock	15,954,925		—	—

Net loss attributable to common stockholders	$(17,718,913)		$(302,529)	$(1,037,931)

Loss per common share-basic and diluted
Loss from continuing operations attributable to common stockholders	$(0.34)		$(0.02)	$(0.13)

Net loss attributable to common stockholders	$(0.40)	$	N/A	$(0.09)

Selected Hotel Operating Data

	Three Months Ended September 30,
	2004	2003
Jameson Inns
Occupancy Rate	59.7%	57.4%
Average Daily Rate	$61.34	$58.58
RevPAR	$36.64	$33.65
Lodging revenues (000’s)	$17,706	$17,147

Signature Inns
Occupancy Rate	49.5%	52.5%
Average Daily Rate	$66.13	$66.91
RevPAR	$32.72	$35.14
Lodging revenues (000’s)	$5,235	$5,770

Combined Inns
Occupancy Rate	57.2%	56.3%
Average Daily Rate	$62.36	$60.47
RevPAR	$35.67	$34.02
Room nights available	632,631	640,197

The operating data tables above show certain historical financial and other information relating to the Company’s owned Inns included in continuing operations and exclude statistics related to our twelve franchised Inns. We include in discontinued operations assets held for sale and assets sold with respect to which we did not enter into, or anticipate entering into, a franchise agreement.

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Condensed Consolidated Statements of Operations (unaudited)

	Nine Months Ended September 30,
	Pro Forma
	2004	2003		2003
Lodging revenues	$63,876,382		$63,581,547	$—
Lease revenues	—		—	27,993,862
Other income	333,469		306,895	—

Total revenues	64,209,851		63,888,442	27,993,862

Direct lodging expenses	33,697,946		31,997,320	—
Property and other taxes and insurance	3,901,696		4,058,165	4,058,165
Depreciation	9,947,404		12,533,983	12,491,688
Corporate general and administrative	5,080,878		4,356,501	2,031,623
Acquisition costs	—		—	724,602
Early extinguishment of mortgage notes	32,015		115,635	115,635

Total expenses	52,659,939		53,061,604	19,421,713

Income from operations	11,549,912		10,826,838	8,572,149

Interest expense	7,702,182		8,410,387	8,410,387
Lease termination	8,954,361		—	—
Loss on impairment of real estate	50,000		—	—
Gain on sale of property and equipment	732,290		35,921	35,921

(Loss) income before income taxes and discontinued operations	(4,424,341)		2,452,372	197,683
Deferred tax benefit due to change in taxable status	1,397,672		—	—
Income tax benefit	7,931		505,188	—

Net (loss) income from continuing operations	(3,018,738)		1,947,184	197,683
(Loss) income from discontinued operations	(612,840)		—	1,196,852
Impairment loss on discontinued operations	(4,343,729)		—	—
Gain on sale of discontinued operations	34,638		—	23,576
Income tax benefit related to discontinued operations	1,914,631		—	—

Net (loss) income from discontinued operations	(3,007,300)		—	1,220,428

Net (loss) income	(6,026,038)		1,947,184	1,418,111
Preferred stock dividends	4,371,716		5,001,570	5,001,570
Loss on redemption of preferred stock	15,954,925		—	—

Net loss attributable to common stockholders	$(26,352,679)		$(3,054,386)	$(3,583,459)

Loss per common share-basic and diluted
Loss from continuing operations attributable to common stockholders	$(0.98)		$(0.23)	$(0.43)

Net loss attributable to common stockholders	$(1.10)	$	N/A	$(0.32)

Selected Hotel Operating Data

	Nine Months Ended September 30,
	2004	2003
Jameson Inns
Occupancy Rate	57.2%	55.8%
Average Daily Rate	$59.69	$58.46
RevPAR	$34.11	$32.62
Lodging revenues (000’s)	$50,288	$49,173

Signature Inns
Occupancy Rate	42.4%	45.2%
Average Daily Rate	$66.06	$65.07
RevPAR	$28.03	$29.42
Lodging revenues (000’s)	$13,588	$14,408

Combined Inns
Occupancy Rate	53.6%	53.2%
Average Daily Rate	$60.93	$59.83
RevPAR	$32.62	$31.84
Lodging revenues (000’s)	$63,876	$63,581

The operating data tables above show certain historical financial and other information relating to the Company’s owned Inns included in continuing operations and exclude statistics related to our twelve franchised Inns. We include in discontinued operations assets held for sale and assets sold with respect to which we did not enter into, or anticipate entering into, a franchise agreement.

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Condensed Consolidated Balance Sheets

	(unaudited)
	September 30, 2004	December 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$3,223,366	$3,549,083
Restricted cash	1,569,208	1,642,038
Accounts receivable, net of allowance of $123,456 in 2004	2,237,014	—
Receivable from affiliate	—	3,252,659
Other receivables, net of allowance of $26,139 in 2004	568,748	186,152
Inventory	1,345,261	—

Total current assets	8,943,597	8,629,932

Operating property and equipment	346,928,810	378,499,689
Property and equipment held for sale	18,801,907	4,281,626
Less accumulated depreciation	(88,078,436)	(85,665,125)

	277,652,281	297,116,190

Deferred finance costs, net	1,772,291	2,227,570
Deferred tax asset, net	3,313,650	—
Other assets	2,455,235	1,297,808

	$294,137,054	$309,271,500

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$40,045,463	$29,952,622
Line of credit borrowings	4,675	10,675
Accounts payable and accrued expenses	3,893,255	1,102,614
Accrued interest payable	889,023	968,627
Accrued property and other taxes	2,697,483	1,642,831
Accrued payroll	390,263	—
Preferred stock dividends payable	—	1,667,612

Total current liabilities	47,920,162	35,344,981

Mortgage notes payable, less current portion	158,990,517	183,858,821

	206,910,679	219,203,802

Stockholders’ Equity
Preferred stock, 1,272,727 shares authorized, 9.25% Series A cumulative preferred stock, $1 par value, liquidation preference $25 per share, 0 shares issued and outstanding (1,272,727 at December 31, 2003)	—	1,272,727
Preferred stock, 2,256,000 shares authorized, 8.5% Series S cumulative convertible preferred stock, $1 par value, liquidation preference $20 per share, 0 shares issued and outstanding (2,191,500 at December 31, 2003)	—	2,191,500
Common stock, $.10 par value, 100,000,000 shares authorized, 57,054,059 shares (11,928,341 at December 31, 2003) issued and outstanding	5,705,406	1,192,835
Contributed capital	110,387,164	92,701,662
Unamortized deferred compensation	(1,924,350)	(2,330,144)
Accumulated deficit	(26,941,845)	(4,960,882)

Total stockholders’ equity	87,226,375	90,067,698

	$294,137,054	$309,271,500

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Consolidated Statements of Cash Flows

	Nine Months Ended September 30, (unaudited)
	2004	2003
Operating activities
Net (loss) income from continuing operations	$(3,018,738)	$197,683
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation	9,947,404	12,491,688
Loss on impairment of real estate	50,000	—
Amortization of deferred finance costs	568,476	729,630
Stock-based compensation expense	297,474	326,570
Early extinguishments of mortgage notes	32,015	115,635
Lease termination costs – non-cash	9,215,220	—
Gain on sale of property and equipment	(732,290)	(35,921)
Deferred income tax benefit from continuing operations	(1,399,019)	—
Changes in assets and liabilities increasing (decreasing) cash:
Accounts receivable, net	(724,511)	—
Other receivables	(235,681)	—
Inventory	58,068	—
Receivable from affiliate	—	(2,882,412)
Other assets	(803,373)	(73,034)
Accounts payable and accrued expenses	(50,874)	(16,492)
Accrued interest payable	(79,604)	(67,852)
Accrued property and other taxes	1,054,652	892,327
Accrued payroll	(441,158)	—

Net cash provided by operating activities	13,738,061	11,677,822

Investing activities
Reductions to restricted cash	72,830	359,616
Proceeds from disposition of property and equipment	8,100,136	3,668,997
Additions to property and equipment	(2,827,556)	(3,005,819)

Net cash provided by investing activities	5,345,410	1,022,794

Financing activities
Common stock dividends paid	—	(1,710,976)
Preferred stock dividends paid	(6,039,318)	(5,001,356)
Proceeds from issuance of common stock, net of offering expenses	76,957,098	16,278
Payments on redemption of preferred stock, net	(75,662,976)	—
Proceeds from mortgage notes payable	—	7,656,567
Payments on line of credit, net	(5,001)	(5,374)
Payments of deferred finance costs	(274,426)	(409,886)
Payoff of mortgage notes payable	(7,112,718)	(7,257,804)
Payments on mortgage notes payable	(7,664,744)	(7,269,960)

Net cash used in financing activities	(19,802,085)	(13,982,511)

Net cash used in continuing operations	(718,614)	(1,281,895)
Net cash provided by discontinued operations	392,897	2,238,597

Net change in cash	(325,717)	956,702
Cash at beginning of year	3,549,083	3,832,477

Cash at end of period	$3,223,366	$4,789,179